UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 2 of 7

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Daniel G. Cohen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,283,862(1)(2)(3)(4)(5)(6)
	8	Shared voting power 0
	9	Sole dispositive power 4,203,862(1)(2)(4)(5)(6)
	10	Shared dispositive power 80,000(3)(6)

11	Aggregate amount beneficially owned by each reporting person 4,283,862(1)(2)(3)(4)(5)(6)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 72.33%
14	Type of reporting person (see instructions) IN

(1)	Includes 94,066 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), into which 940,666 units of membership interests in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds directly and which are the subject of this Amendment No. 17 to Schedule 13D.

SCHEDULE 13D
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This Amendment No. 17 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018, Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019; Amendment No. 11 to Schedule 13D filed with the SEC on January 6, 2020; Amendment No. 12 to Schedule 13D filed with the SEC on June 19, 2020; Amendment No. 13 to Schedule 13D filed with the SEC on October 28, 2021; Amendment No. 14 to Schedule 13D filed with the SEC on December 3, 2021; Amendment No. 15 to Schedule 13D filed with the SEC on March 22, 2022; and Amendment No. 16 to Schedule 13D filed with the SEC on December 5, 2022 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on October 22, 2020, Cohen & Company, LLC (the “Operating LLC”), a subsidiary of Cohen & Company Inc., a Maryland corporation (the “Issuer”), granted to Daniel G. Cohen (the “Reporting Person”) 2,000,000 restricted units of membership interests in the Operating LLC (“LLC Units”) pursuant to the Issuer’s 2020 Long-Term Incentive Plan, as amended (the “2020 Long-Term Incentive Plan”). The restrictions will expire with respect to 400,000 of such restricted LLC Units on January 31, 2024 (collectively, the “October 2020 Units”).

Further, as previously disclosed, on October 28, 2021, the Operating LLC granted to the Reporting Person 2,000,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 400,000 of such restricted LLC Units on January 31, 2024 (collectively, the “October 2021 Units”).

As previously disclosed, on December 20, 2021, the Operating LLC granted to the Reporting Person 211,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 70,333 of such restricted LLC Units on January 31, 2024 (collectively, the “December 2021 Units”).

Finally, as previously disclosed, on December 20, 2022, the Operating LLC granted to the Reporting Person 211,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 70,333 of such restricted LLC Units on January 31, 2024 (collectively, the “December 2022 Units”).

SCHEDULE 13D
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Upon the expiration of the restrictions on January 31, 2024 (which date is within 60 days of the date of this Amendment No. 17 to Schedule 13D) on each of the October 2020 Units, the October 2021 Units, the December 2021 Units and the December 2022 Units, the Reporting Person will have the ability to cause the Operating LLC to redeem such LLC Units at any time for, at the Issuer’s option, (A) cash or (B) one share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), for every ten of such restricted LLC Units. Accordingly, upon the expiration of the restrictions on January 31, 2024, the Reporting Person will have the ability to cause the Issuer to redeem the 940,666 restricted LLC Units (which number of LLC Units represents the aggregate of the October 2020 Units, the October 2021 Units, the December 2021 Units and the December 2022 Units), into an aggregate of 94,066 shares of Common Stock and the Reporting Person may be deemed to be the beneficial owner of all such 94,066 shares of Common Stock, which shares are the subject of this Amendment No. 17 to Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,821,347 shares of Common Stock outstanding as of November 28, 2023 (as provided by the Issuer), plus (b) 525,200 shares of Common Stock into which 5,252,002 LLC Units may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 1,459,330 shares of Common Stock into which 14,593,306 LLC Units may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds directly; plus (d) 2,022,509 shares of Common Stock into which 20,225,095 LLC Units may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which is held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust; plus (e) 94,066 shares of Common Stock into which the October 2020 Units, the October 2021 Units, the December 2021 Units and the December 2022 Units (representing an aggregate of 940,666 restricted LLC Units) may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds directly.

SCHEDULE 13D
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Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
4,283,862	(1)(2)(3)(4)(5)(6)	0	4,203,862	(1)(2)(4)(5)(6)	80,000	(3)	4,283,862	(1)(2)(3)(4)(5)(6)	72.33%

(1)	Includes (i) 24,017 shares of Common Stock held directly by the Reporting Person, and (ii) 78,740 shares of Common Stock held through CBF.
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 LLC Units in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds through CBF; and (ii) 1,459,330 shares of Common Stock into which 14,593,306 LLC Units may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds directly.
(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.
(4)	Includes 2,022,509 shares of Common Stock into which 20,225,095 Units may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which is held by the DGC Trust.
(5)	Includes 94,066 shares of the Common Stock into which the October 2020 Units, the October 2021 Units, the December 2021 Units and the December 2022 Units (representing an aggregate of 940,666 restricted LLC Units) may be redeemed within 60 days of the date of this Amendment No. 17 to Schedule 13D, which the Reporting Person holds directly.
(6)	Does not include 80,000 shares of Common Stock into which 800,000 restricted LLC Units granted to the Reporting Person on October 22, 2020 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 400,000 of such restricted LLC Units on each of January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.Also, does not include 120,000 shares of Common Stock into which 1,200,000 restricted LLC Units granted to the Reporting Person on October 28, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 400,000 of such restricted LLC Units on each of January 31, 2025, January 31, 2026 and January 31, 2027, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.Does not include 7,033 shares of Common Stock into which 70,334 restricted LLC Units granted to the Reporting Person on December 20, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to such 7,033 restricted LLC Units on January 31, 2025, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.Finally, does not include 14,066 shares of Common Stock into which 140,667 restricted LLC Units granted to the Reporting Person on December 20, 2022 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 7,033 of such restricted LLC Units on each of January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

SCHEDULE 13D
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(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen